UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 14, 2013

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL REPORTS ACQUIRING CONTROLLING STAKE IN VANINO SEA TRADE PORT OAO
Moscow, Russia – January 14, 2013 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, reports acquiring 55% (73.33% of common shares) of Vanino Sea Trade Port OAO. The acquisition was made in line with the company’s strategy of developing its mining division in a bid to expand its export capacities and reduce transport costs in line with planned increases in coal mining volumes.
On December 29, 2012, the Government of the Russian Federation issued the decree
#2608-r with respect to the disposal of federally owned shares of Vanino Sea
Trade Port OAO (55% of share capital / 73.33% of common shares) whereby the buyer and the cost of the share package were confirmed. Mechel OAO logistics subsidiary Mecheltrans OOO was confirmed as the buyer. The sum of the transaction totalled some 15.5 billion rubles. Earlier Mecheltrans OOO won the auction for the port’s controlling stake, which was held on December 7, 2012.
Port Vanino is located in naturally deep Vanina Bay in the Strait of Tartary which links the Pacific Ocean’s Sea of Okhotsk and Sea of Japan. Vanino is the
largest transport hub in the Khabarovsk Region and one of Russia’s ten largest ports. Its cargo turnover in 2012 totalled some 6 million tonnes. Vanino handles cargo bound for Russia’s North-East, Japan, South Korea, China, Australia, the
United States and other Pacific states. Navigation at the port is open year round. Vanino is a universal port that fits ideally into the logistics of
Mechel’s deliveries to Asia Pacific. Using its capacities will enable the company to consolidate its position as one of the world’s largest producers of metallurgical coals and significantly expand its customer base.
Port Vanino can process vessels up to 45,000 tonnes deadweight. Its infrastructure comprises 16 berths, storehouses and open storage space. Vanino is equipped with 64 cranes of 6 to 100 tonne hoisting capacity. The port also has a specialized container terminal. Open storage space totals 160,000 square meters, with usable storehouse area of some 37,000 square meters. Besides coal, the port can also handle ferrous and non-ferrous metals, ferroalloys, timber, mineral fertilizers, alumina, containers and other cargo.
 “By gaining access to Port Vanino’s transhipment capacities, Mechel significantly expands its export capacities to Asia Pacific. Port Vanino is located only some 1,500 kilometers away from the company’s Yakutia coal assets.
Port Vanino’s operations will indisputably improve our ability to manage the logistics of our deliveries, expand the range of our exports due to greater storage capacity and minimize our dependency on transport markets.
“The fact that Port Vanino’s coal transhipment capacities may be increased as early as in 2013 to 7 million tonnes a year at little expense and without any significant reconstruction of its facilities, gives us the chance of greatly reducing investment costs for construction of our own terminal at Vanino in the next 3-5 years.
“I would like to note separately that as a result of this transaction Mechel will ensure guaranteed sales volumes of the group’s coal products, including those produced at the Elga deposit,” Mechel OAO’s Chief Executive Officer Evgeny
Mikhel commented.
***
Mechel OAO
Pavel Taran
Tel: +7 495 221-88-88
pavel.taran@mechel.com
 ***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: January 14, 2013	By:	Evgeny V. Mikhel
	Name:	Evgeny V. Mikhel
	Title:	CEO